Contact

www.linkedin.com/in/
morganjmurdock (LinkedIn)

Top Skills

Nutrition Consulting
Recipe Development
Consulting

Morgan Murdock, RDN

Founder of Unbothered Foods | Murdock Nutrition Consulting
Greater Chicago Area

Summary

Founder of Unbothered Foods.
Your new favorite food brand.
Gut-friendly. Dietitian-created. Low-FODMAP
unbotheredfoods.com

Experience

Unbothered Foods
Founder
July 2022 - Present (1 year 10 months)
Chicago, Illinois, United States

Murdock Nutrition Consulting, LLC
Owner | Registered Dietitian
June 2022 - Present (1 year 11 months)
Chicago, Illinois, United States

Current project: Since 2020, I have been working with Doright Dinner (dorightdinner.com) as a recipe developer for their medically-tailored meals, while also providing science-based nutrition parameters for their products.
I work strategically with the food operations team to make sure that customer feedback is implemented into meal production, while also fitting within our nutrition parameters.
With my background as a dietitian, I understand patient barriers and provide accurate nutritional guidelines for meals specific to the individuals condition. Working with me, the Doright team is able to have the confidence that they are providing nutritionally beneficial meals to individuals with chronic health conditions.
I am very excited about my contributions to the project, and the mission of Doright Dinner!

Health Loft
Registered Dietitian
October 2019 - June 2022 (2 years 9 months)
Chicago, Illinois, United States

Being the first hired dietitian at Health Loft, I wore many hats and had the honor of helping the company grow into a multi-specialty nutrition clinic with 10+ dietitians in less than 2 years, impacting hundreds of patients across the U.S. I maintained a full patient caseload of 40 patients every week, seeing over 200 patients in my time at Health Loft.

I specialize in gastrointestinal health and love working with individuals to develop better digestive health in order to live a happier, healthier, more confident life.

I am passionate about building strong connections with physicians and other healthcare providers to develop a clear path for the patient to get the quality nutrition care they deserve by working with a registered dietitian.

Wellness Workdays
Dietetic Internship
July 2018 - March 2019 (9 months)

Academy of Nutrition and Dietetics: Chicago, IL
• Worked with the creative media team to provide and maintain consumer content for Food & Nutrition Magazine as well as social media and web content for the Academy.

Saint Joseph Regional Medical Center: Mishawaka, IN
• Consulted with patients in both inpatient and outpatient settings, providing medical nutrition therapy for departments including; Renal, Oncology, Cardiology, Pediatrics, Intensive Care, Diabetes, Surgical
• Presented to dietetic department on new IDDSI framework and implementation strategies to prepare staff for hospital-wide practice change in EMR charting and ordering

University of Notre Dame: South Bend, IN
• Provided nutrition education to Notre Dame sports teams and individuals, leading to increased performance of athletes and promotion of dietetic services in the Notre Dame Athletic Department
• Conducted body composition testing and nutrition counseling for student athletes on a daily basis

Gourmet Gorilla: Chicago, IL
• Planned and presented a special meal for the facility by testing recipes, working with purchasing of ingredients, creating a standardized recipe and marketing the final product
• Assisted in launching foodservice production at 15+ Chicago schools

University of Notre Dame
Sports Nutrition Fuel Station Manager

August 2017 - July 2018 (1 year)
South Bend, Indiana Area

• Worked side-by-side with sports dietitians to assist in providing healthy meal and snack options to all Notre Dame student athletes
• Conducted inventory for athletic facility fuel stations and oversaw smooth transitions between vendors and product placement/organization
• Delegated daily tasks to student workers, maintaining a pristine fuel station that is accessed by athletic staff, coaches and incoming recruits

t.Loft
Assistant Manager
August 2015 - April 2016 (9 months)
Kansas City, Missouri Area

• Answered any customer questions/concerns pertaining to food allergies and nutrition information on menu
• Performed management tasks in the store such as ensuring the completion of daily cleaning duties to meet health code, performing weekly inventory, and answering to all customer concerns
• Oversaw food production and employees in store for a quick, healthy and consistent product

World Vision
Channels of Hope Intern
May 2015 - August 2015 (4 months)
Federal Way, WA

Mitzi Dulan, LLC
Virtual Intern
November 2014 - May 2015 (7 months)

• Assisted Mitzi Dulan, dietitian for the Kansas City Royals, by developing recipes for the athletes that focused on team meals, specific dietary needs for the players, and team travel nutrition
• Developed nutrition and fitness social media graphics for the Nutrition Expert Pinterest account, blog, and other media pages

Hy-Vee
Dietetic Intern
January 2014 - May 2014 (5 months)

• Worked alongside head dietitian in nutrition promotional endeavors within Hy-Vee as well as in the community

• Provided nutritional and body composition assessments for employees
• Organized and facilitated employee wellness classes which included interactive healthy eating presentations
• Developed collaborative nutrition education classes with youth in the Boys and Girls Club on a bi-weekly basis

University of Kansas
3 years 7 months

Peer Health Educator
January 2013 - December 2013 (1 year)

-Met with KU students for nutrition guidance to create diet plans and advise them on how to be successful with healthy eating at the university
-Engaged with the student population to provide information on campus that covered various health topics, specifically proper nutrition for college students
-Trained, directed, and delegated volunteer for multiple health events on campus

Therapy Technician
June 2010 - April 2013 (2 years 11 months)

o Aided patients with physical therapy during sessions, as well as transferred patients to rooms and beds
o Created and delivered therapy schedule, along with daily documentation of therapy sessions in the medical files
o Led recreational therapy sessions with in-patient department and instruct patients on proper technique

---

Education

The University of Kansas
Bachelor of Science - BS, Community Health · (2010 - 2014)

Kansas State University
Bachelor of Science - BS, Dietetics · (2014 - 2018)